082-34725

07023434

Agricore United

POOL
Saskatchewan Wheat Pool Inc.

RECEIVED JRI
2007 MAY 10 A 10: 01
JAMES RICHARDSON INTERNATIONAL
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

For Immediate Release

AGRICORE UNITED ANNOUNCES REVISED ALL-CASH OFFER OF $20.50 PER SHARE FROM SASKATCHEWAN WHEAT POOL

WINNIPEG, MANITOBA -- (May 9, 2007) – Agricore United ("AU") (TSX:AU) and Saskatchewan Wheat Pool Inc. ("SWP") (TSX:SWP) announced today that AU has agreed to support a revised all cash offer from SWP to acquire all of the limited voting common shares of AU for $20.50 per share. Under the offer, holders of Series A convertible preferred shares of AU will receive $24.00 in cash per share (plus accrued and unpaid dividends). The transaction has a total enterprise value of approximately $1.8 billion.

On May 6, 2007, SWP submitted a confidential proposal to the AU Board of Directors for the acquisition by SWP of all of the limited voting common shares of AU for $20.25 in cash. SWP advised AU that it was able to make the increased offer as it had been in discussions with James Richardson International Limited ("JRI") in respect of a sale to JRI of certain assets currently owned by AU upon completion of the SWP offer and had a tentative agreement with JRI for such a sale subject to the agreement of AU. SWP also advised AU that it would not make another offer on its own should the proposal not be supported by the AU Board of Directors. SWP subsequently agreed to increase the consideration offered to AU shareholders to $20.50 in cash per limited voting common share in order to obtain the support of the AU Board of Directors.

On May 9, 2007, the amended and restated acquisition agreement entered into between AU and JRI on April 19, 2007 (the "JRI Acquisition Agreement"), which provided for JRI's offer to acquire the limited voting common shares of AU at a price of $19.25 per share, was terminated. JRI has also waived its "right to match" the revised SWP offer. Accordingly, as per the terms of the JRI Acquisition Agreement, AU will pay a termination fee of $35 million to JRI. Additionally, JRI has agreed to acquire certain AU grain elevator locations and crop input centres throughout Manitoba, Saskatchewan and Alberta, subject to regulatory approval. JRI will be provided with a throughput agreement at the Cascadia Terminal in Vancouver and a fertilizer supply agreement with Western Cooperative Fertilizer Limited. The asset sale will occur following the acquisition of AU by SWP pursuant to the revised offer.

The AU Board of Directors, based on a recommendation from its Special Committee and after consultation with AU's financial and legal advisors, has unanimously determined that the revised SWP offer is fair to AU shareholders and is in the best interests of AU and its shareholders. AU's financial advisors have each provided an opinion to the Board of Directors and the Special Committee of AU that the consideration under the revised offer is fair, from a financial point of view, to AU shareholders.

"The revised SWP offer represents an increase in the cash offered to AU shareholders under the previous JRI transaction and a premium of almost 150 percent over the value of the AU shares prior to the initial SWP bid on November 7, 2006," said Wayne Drul, Chair of the AU Board of Directors. "This revised all-cash offer from SWP also provides certainty of value and reduced execution risk."

SWP President and Chief Executive Officer Mayo Schmidt said, "We have developed a comprehensive and winning solution for Prairie agriculture and for our respective shareholders. We can now move forward with momentum. We are pleased to have the support of Agricore United's Board of Directors and are excited about the future opportunities that will be available to drive additional value. Together, our teams have the skills and resources to make this transaction a success and we look forward to building a great Canadian agri-business that we can all be proud of."

Hartley Richardson, Chairman of JRI said, "This is an excellent outcome for JRI and for the shareholders of Agricore United. This transaction enables JRI, which will remain wholly owned by the Richardson family, to

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achieve its goal of acquiring high quality facilities in strategic locations. These outstanding assets will significantly increase the size of our business and enhance our geographic presence, particularly in Manitoba and Alberta. We want to thank the Ontario Teachers' Pension Plan, as well as our employees, customers and Canada's farming communities for the extraordinary support they have shown us over the past several months. This transaction will complete the build out of our grain handling infrastructure and significantly expand our crop input presence across Western Canada. It will allow us to better serve our customers and pursue our strategy of expanding our food processing, nutraceutical and functional food business."

The terms of the revised SWP offer will be contained in a notice of change to the SWP offer and circular, which will be mailed to AU shareholders in the coming days. The offer will be subject to certain conditions, including the tender of at least 75 percent of the outstanding limited voting common shares. Financing for the transaction has been secured by SWP and is not a condition of the SWP transaction. AU shareholders are urged to read the documents to be issued by SWP and AU in respect of the transaction when such documents are issued. Such documents will be mailed to AU shareholders and will be available at www.sedar.com.

The AU Board has resolved to recommend that AU shareholders tender their shares of AU to the revised SWP offer. In connection with the transaction, AU shareholders will be asked to approve the continuance of AU under the *Canada Business Corporations Act* and the subsequent completion of a plan of arrangement. The plan of arrangement will provide for the acquisition by SWP of the shares of AU not already acquired by SWP under the offer, on identical terms, to be effected following expiry of the offer.

Genuity Capital Markets is the financial advisor to SWP. Scotia Capital Inc. and Blair Franklin Capital Partners Inc. are acting as financial advisors to the Special Committee and the Board of Directors of AU. RBC Capital Markets is the financial advisor to JRI.

Update on James Richardson International Offer

As a result of the termination of the JRI Acquisition Agreement, JRI has agreed to withdraw its offer to acquire all of the outstanding limited voting common shares of AU for $19.25 in cash and all of the Series A convertible preferred shares of AU for $24.00 in cash. Accordingly, AU shareholders should not tender their shares of AU to the JRI offer and should ignore the circulars and related materials dated May 2, 2007 sent to them by JRI and AU. AU shareholders who have already tendered their shares to the JRI offer should withdraw them immediately. For assistance, AU shareholders are urged to contact Georgeson, AU's information agent, toll free within North America at 1-866-598-9684.

About Agricore United

AU is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. AU uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. AU's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

About Saskatchewan Wheat Pool Inc.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP and its subscription receipts under the symbols SWP.R, SWP.N and SWP.O.

About James Richardson International Limited

JRI, a subsidiary of James Richardson & Sons, Limited, is the largest privately owned Canadian agribusiness. It handles all major grains, oilseeds and special crops and sells crop inputs and related services through farm service centres throughout Canada. JRI, which has 1100 employees, is also actively involved in food processing through its subsidiary Canbra Foods Ltd. It has a strong history of growth and profitable operations.

James Richardson & Sons, Limited, established in 1857, is a privately-owned Canadian corporation. Headquartered in Winnipeg, the firm is involved in the international grain trade, real estate, energy, financial services and investments.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United:
Investor Contact:
Georgeson
Toll-free at 1-866-598-9684

Or
Lori Robidoux
Agricore United
(204) 944-5656

Media Contact:
Radean Carter
(204) 944-2238

Saskatchewan Wheat Pool:
Investor Contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Or
Colleen Vancha
Saskatchewan Wheat Pool Inc.
(306) 569-4782

Media Contact:
Susan Cline
(306) 569-6948

James Richardson International:
Jean-Marc Ruest
(204) 934-5488

Or
Alan Bayless
Longview Communications Inc.
Direct: (604) 694-6035
Mobile: (604) 417-9645

David Ryan
Longview Communications Inc.
Direct: (604) 694-6031
Mobile: (604) 562-5895

END